UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 14d-100)

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Norstan, Inc.

(Name of Subject Company (Issuer))

SF Acquisition Co. (offeror)
a wholly owned subsidiary of
Black Box Corporation

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.10 par value per share
Common Stock Purchase Rights

(Title of Class of Securities)

Common Stock: 656535101

(CUSIP Number of Classes of Securities)

Christopher H. Gebhardt, Esq.	Copies to:
General Counsel
Black Box Corporation
1000 Park Drive	Ronald Basso, Esq.
Lawrence, Pennsylvania 15055	Buchanan Ingersoll PC
(724) 746-5500	One Oxford Centre
301 Grant Street, 20th Floor
(Name, address and telephone number of person	Pittsburgh, Pennsylvania 15219-1410
authorized to receive notices and communications	(412) 562-8800
on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Value* $82,882,380.80	Amount of Filing Fee** $9,755.26

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,755.26	Filing Parties: Black Box Corporation and SF Acquisition Co.
Form or Registration No.: Schedule TO	Date Filed: December 23, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☑ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation of the estimated transaction value assumes the purchase of 13,821,679 shares of common stock and associated common stock purchase rights (collectively, the “Shares”), which is the number of Shares outstanding as of December 20, 2004, at the tender offer price of $5.60 per Share. The calculation also assumes payment for (i) 1,268,696 Shares, the estimated number of Shares underlying outstanding in-the-money options, at a price per share equal to the tender offer price of $5.60 less $2.97, the estimated average exercise price of the options, and (ii) 505,733 Shares, the estimated number of Shares underlying outstanding in-the-money warrants, at a price per share equal to the tender offer price of $5.60 less $1.36, the estimated average exercise price of the warrants.

**	The amount of the filing fee, calculated in accordance with Fee Rate Advisory No. 6 for fiscal year 2005, equals $117.70 per million dollars of transaction value.

     This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”), as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission (the “SEC”) on January 5, 2005, Amendment No. 2 thereto filed with the SEC on January 20, 2005 and Amendment No. 3 thereto filed with the SEC on January 24, 2005, originally filed with the SEC on December 23, 2004, relating to the offer by SF Acquisition Co., a Minnesota corporation (“Purchaser”) and wholly owned subsidiary of Black Box Corporation, a Delaware corporation (“Black Box” or “Parent”), to purchase all of the issued and outstanding shares of common stock, $0.10 par value per share, of Norstan, Inc., a Minnesota corporation (“Norstan” or the “Company”), including any associated common stock purchase rights issued pursuant to the Amended and Restated Rights Agreement, dated as of April 1, 1998, between Norstan and Norwest Bank Minnesota, National Association, as amended, at a purchase price of $5.60 per share, net to the seller in cash and without interest thereon (and subject to applicable withholding taxes). The terms and conditions of such offer are described in the Offer to Purchase, dated December 23, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Statement. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

     Items 1 through 9 and Item 11 of the Statement, which incorporate by reference the information contained in the Offer to Purchase, are amended as set forth below.

     1. At 12:00 Midnight, New York City time, on Monday, January 24, 2005, the Offer expired, as scheduled. The Depositary has advised Black Box and Purchaser that a total of 11,987,365 Shares were validly tendered in the Offer and not withdrawn, not including 434,015 shares tendered pursuant to guaranteed delivery procedures and fractional shares under Norstan’s employee stock purchase plan. On January 25, 2005, Black Box issued a press release announcing the final results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(D) and is incorporated herein by reference.

     2. The answers to the following two questions set forth in the “Summary Term Sheet — Frequently Asked Questions” of the Offer to Purchase, are hereby amended and restated in their entirety as follows:

Does Black Box have the financial resources to make payment?

     Yes. To finance the purchase, Purchaser has entered into an amended and restated credit facility pursuant to which it will have sufficient funds to purchase the Norstan shares tendered in the offer or acquired in the merger which is expected to follow the successful completion of the offer in accordance with the terms and conditions of the Merger Agreement. The offer is not contingent upon us obtaining financing. See Section 15 — “Source and Amount of Funds.”

Is Black Box’s financial condition relevant to my decision to tender into the offer?

     The form of payment for the tender offer consists solely of cash and all of the funding that will be needed will come from the Purchaser pursuant to an amended and restated credit facility. As a result, we do not think that our financial condition is relevant to your decision as to whether to tender your Norstan shares into the offer. The offer is not contingent upon us obtaining financing. See Section 15 — “Source and Amount of Funds.”

     3. The last two paragraphs of Section 15 — “Source and Amount of Funds” of the Offer to Purchase are amended and restated in their entirety to read as follows:

     On January 24, 2005, BBCPA and Purchaser (collectively, the “Borrowers”), Parent and certain subsidiaries owned, directly or indirectly, by Parent (collectively, with Parent, the “Guarantors” and together with the Borrowers, the “Loan Parties”) entered into the Acquisition Facility in the form of a Second Amended and Restated Credit Agreement (the “Credit Agreement”) with Citizens Bank of Pennsylvania, as administrative agent (“Agent”), and certain other lender parties (together with the Agent, the “Lenders”).

     Borrowings under the Acquisition Facility are permitted up to a maximum amount of $240,000,000, including up to $15,000,000 of swingline loans and $25,000,000 of letters of credit. The Acquisition Facility may be increased by Borrowers up to an additional $60,000,000 with the approval of the Lenders and may be unilaterally and permanently reduced by Borrowers to not less than the then outstanding amount of all borrowings (including letters of credit and swingline loans) under the Acquisition Facility upon not less than 10 days written notice.

     Borrowings under the Acquisition Facility are permitted to be used to consummate the Offer and Merger, to refinance the existing credit facility of BBCPA, to repay all amounts due under Norstan’s current credit facility, to allow Parent to consummate additional acquisitions, to provide Parent funds for the repurchase of its common stock and for other general corporate purposes.

     The Acquisition Facility is unsecured, but is guaranteed by Parent and all of Parent’s directly and indirectly owned subsidiaries that are incorporated (or organized) under the laws of the District of Columbia or under the laws of any state or commonwealth of the United States. Additionally, if Parent and Purchaser complete the Offer, but the Merger is not consummated and effective within 3 business days after the effective date of the completion of the Offer, Norstan is obligated to execute and deliver to Agent a guarantee of the obligations under the Acquisition Facility up to a maximum amount of the funds provided to Norstan by Borrowers for the purpose of providing working capital to Norstan (and its subsidiaries) and for the purpose of repaying Norstan’s current credit facility.

     Interest on outstanding indebtedness under the Acquisition Facility currently accrues, at the Company’s option, at a rate based on either: (a) the greater of (i) the prime rate per annum of Agent then in effect and (ii) 0.50% plus the rate per annum announced by the Federal Reserve Bank of New York as being the weighted average of the rates on overnight Federal funds transactions arranged by Federal funds brokers on the previous trading day or (b) a rate per annum equal to the LIBOR rate plus 0.75% to 1.50% (determined by a leverage ratio based on Parent’s EBITDA).

     The Acquisition Facility matures on August 31, 2008 and requires compliance with conditions precedent that must be satisfied prior to any borrowing as well as ongoing compliance with certain affirmative and negative covenants applicable to the Loan Parties, including Norstan and its domestic subsidiaries after the Merger.

     Conditions precedent to the effectiveness of the Acquisition Facility and the initial borrowing were satisfied on January 24, 2005. Conditions precedent to any subsequent borrowings (including borrowings to fund the Offer and Merger) or issuances of letters of credit include (i) Borrowers shall have given appropriate notice of such loan or letter of credit, (ii) each of the representations and warranties made by each Loan Party in each agreement related to the Acquisition Facility shall be true and correct in all material respects, both before and after giving effect to the requested loans or letters of credit and (iii) no potential default or event of default has occurred and is continuing on such date or after giving effect to the loans or letters of credit requested, (iv) neither the making nor use of the loans nor the issuance of the letters of credit shall cause any Lender to violate or conflict with any law.

     The affirmative covenants of the Acquisition Facility include (i) delivery of annual and quarterly financial statements, including an opinion of independent accountants in the case of the annual statements, certain consolidating financial information, financial compliance certificates, annual projections and other information requested by a Lender, (ii) notice of the happening of certain events, including, a potential default or event of default, a material adverse change, any pending or threatened suit that may result in a material adverse effect, any material violation or default by a Loan Party of or under any agreement or instrument material to its business or a change of control, (iii) maintenance of insurance, (iv) payment of taxes and other governmental charges, (v) maintenance of corporate status, (vi) maintenance of its properties, (vii) compliance with laws, organizational documents, and contractual obligations, (viii) maintenance of books and records and system of internal controls, (ix) use of proceeds, (x) continuation of same or related line of business, (xi) no change in fiscal year, (xii) each future domestic subsidiary of Parent shall become a guarantor within 90 days after becoming a domestic subsidiary of Parent and (xiii) Norstan shall sign a joinder to the Credit Agreement, as a borrower, upon consummation of the Merger.

     The negative covenants of the Acquisition Facility include, without limitation, restrictions (with certain exceptions) on the ability of any Loan Party (or its subsidiaries): (i) to create, incur, assume or suffer to exist any lien on its property, with certain exceptions, (ii) to create, incur, assume or suffer to exist any indebtedness, with certain exceptions, (iii) to guarantee any indebtedness, with certain exceptions, (iv) make any investments in parties other than Loan Parties, with certain exceptions (v) to make any distribution or dividend or to repurchase its stock if a potential default or an event of default is continuing, (vi) to repurchase or redeem Parent’s capital stock, without the prior written consent of the Lenders, which consent shall not be unreasonably withheld, from the Closing Date through and including July 24, 2005 or if the Parent’s leverage ratio (after taking into consideration the payment made to repurchase the stock) exceeds 1.75 to 1.0, (vii) to engage in certain sale-leaseback, synthetic lease or similar transactions, except in amounts not in excess of $10,000,000 or as otherwise permitted under the Acquisition Facility, (viii) to merge with or into another person, liquidate or dissolve, acquire all or substantially all of the assets of any going concern or going line of business or acquire all or a substantial portion of another person’s assets not in the ordinary course of business, provided that, so long as no event of default or potential default has occurred and is continuing (or will exist after giving effect to the acquisition), the Loan Parties or their subsidiaries are permitted to make acquisitions in certain circumstances, including acquisitions in their line of business if after such acquisition the availability under the Acquisition Facility is greater than $20,000,000 (however, certain acquisitions would require the approval of the Lenders based on the amount of consideration paid in the acquisition and the leverage ratio of Parent after giving effect to the acquisition), (ix) to sell, convey, assign, lease, transfer, abandon or otherwise dispose of any of its properties, except in the ordinary course of business and other select instances, (x) to allow any of its subsidiaries that are not Loan Parties to deal with any Loan Party except in the ordinary course of business on terms no less favorable to the Loan Party than it would otherwise receive in an arm’s length transaction, (xi) to make any capital expenditures while a potential default or an event of default is continuing, (xii) to enter into an agreement that prohibits the making of a distribution or dividend to Lenders, the incurrence of additional indebtedness or the granting of a lien on the property of such Loan Party, (xiii) to cause Borrowers, to amend, modify or supplement the License Agreement between BBCPA and BB Technologies, Inc., dated October 1, 1992, as amended from time to time, in such a manner that would be materially disadvantageous to the Borrowers or (xiv) to enter into an agreement restricting it from making any distribution, dividend or other payment on the stock owned by Borrowers in any subsidiary of Borrowers, pay any indebtedness, obligations or liabilities owed by Borrowers or any subsidiary of Borrowers, make loans or advances to Borrowers or any subsidiary of Borrowers or transfer any of its properties or assets to Borrowers or any subsidiary of Borrowers, except in certain circumstances.

     The Acquisition Facility specifically permits the Parent and Purchaser to complete the Offer and consummate the Merger, notwithstanding the foregoing covenants.

     The Acquisition Facility also obligates the Loan Parties to satisfy the following financial covenants:

     Consolidated Net Worth. The Consolidated Net Worth of Parent is not permitted to be less than the sum of (x) the greater of (A) eighty percent (80%) of the Consolidated Net Worth of the Parent as of March 31, 2005 and (B) $382,162,000 plus (y) 50% of the Parent’s Consolidated Net Income (excluding net losses) for each completed fiscal quarter of the Parent during the period commencing on April 1, 2005 and concluding on the date of determination, calculated in accordance with the terms contained in the Acquisition Facility.

     Leverage. As of the last day of each fiscal quarter, the Consolidated Leverage Ratio shall not be greater than (i) 2.50 to 1.0 for each fiscal quarter ending after January 24, 2005 through and including March 31, 2006 or (ii) 2.25 to 1.0 for each fiscal quarter ending thereafter, calculated in accordance with the terms contained in the Acquisition Facility.

     Fixed Charge Coverage. As of the last day of each fiscal quarter, the Consolidated Fixed Charge Coverage Ratio shall not be less than 1.25 to 1.0, calculated in accordance with the terms contained in the Acquisition Facility.

     The Acquisition Facility also contains customary events of default, including breaches of representations and warranties, the failure to comply with material covenants, the failure of Norstan to execute the limited guaranty if required to do so by the Acquisition Facility, a default on other indebtedness in excess of $2,000,000, a change of control of Parent, or the failure of Parent to own, directly or indirectly, 100% of the outstanding stock of Borrowers.

     In connection with the Acquisition Facility, no Loan Party, is permitted, without the consent of the Lenders holding a majority of the commitments under the Acquisition Facility, to purchase or repurchase Parent capital stock from January 24, 2005 through and including July 24, 2005.

     The above summaries of the Commitment Letter and Credit Agreement are qualified in their entirety to the full text of such documents filed as Exhibit (b)(1) and Exhibit (b)(2), respectively, to the Schedule TO.

Item 12.	Exhibits.

(a)(5)(D)	Press Release dated January 25, 2005.

(b)(1)	Commitment Letter between Citizens Bank of Pennsylvania, as Arranger and Black Box Corporation of Pennsylvania, dated as of November 19, 2004[1].

(b)(2)	Second Amended and Restated Credit Agreement, dated as of January 24, 2005, by and among Black Box Corporation of Pennsylvania and SF Acquisition Co., as Borrowers, the Guarantors parties thereto, the Lenders parties thereto and Citizens Bank of Pennsylvania.

[1]	Previously filed.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2005	BLACK BOX CORPORATION

	By:	/s/ Michael McAndrew

Name: Michael McAndrew
Its: Chief Financial Officer